FORM 11-K





(Mark One)

X ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES AND EXCHANGE ACT OF 1934 [FEE REQUIRED]

     For the fiscal year ended December 31, 1994


     OR


     TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934 [NO FEE REQUIRED]


     For the transition period from           to



Commission file number 2-93530



A. Full title of the plan and the address of the plan, if different from that of the issuer named below:


                       NORTHEAST UTILITIES SERVICE COMPANY
                           SUPPLEMENTAL RETIREMENT AND
                                  SAVINGS PLAN
                                107 Selden Street
                         Berlin, Connecticut 06037-1616



B. Name of issuer of the securities held pursuant to the plan and address of its principal executive office:


                               NORTHEAST UTILITIES
                              174 Brush Hill Avenue
                   West Springfield, Massachusetts 01090-0010






                               Page 1 of 31 pages

FINANCIAL STATEMENTS


The following financial statements are filed as a part of this annual report:


     (a)  Financial Statements (pages 4 to 31 are filed under cover of Form
          SE)

          1. Financial statements of Northeast Utilities Service Company Supplemental Retirement and Savings Plan as of December 31, 1994 and 1993 and for the fiscal years ended December 31, 1994 and 1993, including the report of Arthur Andersen
               & Co. with respect thereto (excludes Connecticut Yankee Atomic Power Company).

          2. Financial statements of Northeast Utilities Service Company Supplemental Retirement and Savings Plan as of December 31, 1994 and 1993 and for the fiscal years ended December 31, 1994 and 1993, including the report of Arthur Andersen & Co. with respect thereto (Connecticut Yankee Atomic Power Company only).



                                    SIGNATURE



THE PLAN


Pursuant to the requirements of the Securities and Exchange Act of 1934, the trustees (or other persons who administer the employee benefit plan) have duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.



                                   NORTHEAST UTILITIES SERVICE COMPANY
                                   SUPPLEMENTAL RETIREMENT AND SAVINGS PLAN



Date:  June 29, 1995               By:  /s/Cheryl W. Grise
                                        Cheryl W. Grise
                                        Sr. Vice President-Human Resources &
                                        Administrative Services
                                        Northeast Utilities Service Company


EXHIBIT INDEX

1.   Consent of Independent Accountant. . . . . . . . . . . . . . . . Page 3



                               Page 2 of 31 Pages